As filed with the Securities and Exchange Commission on November 9, 2017.

Registration No. 333-220962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

InflaRx N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Winzerlaer Str. 2 07745 Jena, Germany (+49) 3641 508180
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Glo2bal Inc. 10 E 40th Street, 10th floor New York, New York 10016 +1 (800) 221-0102
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

 Copies to:

Sophia Hudson Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Petra Zijp NautaDutilh N.V. Beethovenstraat 400 1082 PR Amsterdam The Netherlands +31 20 717 1000	Arthur R. McGivern Mitchell S. Bloom Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-220962

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒ If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-220962) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to update Exhibits 3.2, 4.2 and 5.1 to such Registration Statement. This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

PART II – Information not required in the prospectus

Item 8. Exhibits

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association
3.2	Articles of Association of InflaRx N.V.
3.3*	Form of Board Rules
4.1*	Form of Share Issue Deed
4.2	Registration Rights Agreement
5.1	Opinion of NautaDutilh N.V., Dutch counsel of InflaRx N.V., as to the validity of the common shares
8.1*	Opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to Dutch tax matters
8.2*	Opinion of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten, as to German tax matters
8.3*	Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters
10.1*	English language summary of Lease Agreement dated January 15, 2008 between InflaRx GmbH and Ernst-Abbe-Stiftung, as amended and supplemented from time to time
10.2*	English language summary of Lease Agreement dated April 10, 2017 between InflaRx GmbH and Immoprojekt Grundstücksveraltungsgesellschaft mbh
10.3†*	Co-Development Agreement dated December 28, 2015 between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015
10.4*	Form of Indemnification Agreement for directors and executive officers
10.5*	Investment and Shareholders’ Agreement dated July 21, 2016 between InflaRx GmbH and the Shareholders of InflaRx Gmbh
10.6*	Investment and Adherence Agreement dated October 12, 2017 between InflaRx GmbH, the Shareholders of InflaRx Gmbh and the Investors in the Series D Preferred Shares Financing
14.1*	Code of Ethics of Fireman B.V.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.1 and 8.1)
23.3*	Consent of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten (included in Exhibit 8.2)
23.4*	Consent of Davis Polk & Wardwell llp (included in Exhibit 8.3)
23.5*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
24.1*	Powers of Attorney (included on signature page to the registration statement)
99.1*	Consent of Nicolas Fulpius, as director nominee
99.2*	Consent of Katrin Uschmann, as director nominee
99.3*	Consent of Mark Kuebler, as director nominee
99.4*	Consent of Lina Ma, as director nominee

*	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association
3.2	Articles of Association of InflaRx N.V.
3.3*	Form of Board Rules
4.1*	Form of Share Issue Deed
4.2	Registration Rights Agreement
5.1	Opinion of NautaDutilh N.V., Dutch counsel of InflaRx N.V., as to the validity of the common shares
8.1*	Opinion of NautaDutilh N.V., Dutch counsel of Fireman B.V., as to Dutch tax matters
8.2*	Opinion of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten, as to German tax matters
8.3*	Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters
10.1*	English language summary of Lease Agreement dated January 15, 2008 between InflaRx GmbH and Ernst-Abbe-Stiftung, as amended and supplemented from time to time
10.2*	English language summary of Lease Agreement dated April 10, 2017 between InflaRx GmbH and Immoprojekt Grundstücksveraltungsgesellschaft mbh
10.3†*	Co-Development Agreement dated December 28, 2015 between InflaRx GmbH and Beijing Defengrei Biotechnology Co. Ltd., as supplemented by Addendum No. 1 dated December 28, 2015
10.4*	Form of Indemnification Agreement for directors and executive officers
10.5*	Investment and Shareholders’ Agreement dated July 21, 2016 between InflaRx GmbH and the Shareholders of InflaRx Gmbh
10.6*	Investment and Adherence Agreement dated October 12, 2017 between InflaRx GmbH, the Shareholders of InflaRx Gmbh and the Investors in the Series D Preferred Shares Financing
14.1*	Code of Ethics of Fireman B.V.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.1 and 8.1)
23.3*	Consent of Taylor Wessing Partnerschaftsgesellschaft von Rechtsanwälten (included in Exhibit 8.2)
23.4*	Consent of Davis Polk & Wardwell llp (included in Exhibit 8.3)
23.5*	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft
24.1*	Powers of Attorney (included on signature page to the registration statement)
99.1*	Consent of Nicolas Fulpius, as director nominee
99.2*	Consent of Katrin Uschmann, as director nominee
99.3*	Consent of Mark Kuebler, as director nominee
99.4*	Consent of Lina Ma, as director nominee

*	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jena, Germany on November 9, 2017.

INFLARX N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Niels Riedemann	Chief Executive Officer (principal executive officer)	November 9, 2017
Niels Riedemann

/s/ Arnd Christ	Chief Financial Officer (principal financial and accounting officer)	November 9, 2017
Arnd Christ

/s/ Niels Riedemann	Director	November 9, 2017
Niels Riedemann

/s/ Nicolas Fulpius	Chairman and Director	November 9, 2017
Nicolas Fulpius

/s/ Renfeng Guo	Director	November 9, 2017
Renfeng Guo

/s/ Katrin Uschmann	Director	November 9, 2017
Katrin Uschmann

/s/ Lina Ma	Director	November 9, 2017
Lina Ma

/s/ Mark Kuebler	Director	November 9, 2017
Mark Kuebler

*	Authorized Representative in the United States	November 9, 2017
Colleen A. De Vries Senior Vice President

By:	/s/ Niels Riedemann
Niels Riedemann, Attorney-in-Fact